                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                               (AMENDMENT NO. 9)*

                         Urstadt Biddle Properties Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917286106
                                    ---------
                                 (CUSIP Number)

                               Charles J. Urstadt
                      Chairman and Chief Executive Officer
                         Urstadt Biddle Properties Inc.
                               321 Railroad Avenue
                          Greenwich, Connecticut 06830
                                 (203) 863-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2003
                                  -------------
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Charles J. Urstadt
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       200,800
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      2,152,028
                       9        Sole Dispositive Power
                                      200,800
                       10       Shared Dispositive Power
                                      2,152,028
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      2,402,925
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      35.6%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

                                      IN
--------------------------------------------------------------------------------------------------------------------



                               Page 2 of 19 Pages



CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Property Company, Inc.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      2,106,450
                       9        Sole Dispositive Power
                                      0
                       10       Shared Dispositive Power
                                      2,106,450
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      2,106,450
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      31.2%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      CO
--------------------------------------------------------------------------------------------------------------------




                               Page 3 of 19 Pages




CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Elinor F. Urstadt
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       7,000
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      82,000
                       9        Sole Dispositive Power
                                      7,000
                       10       Shared Dispositive Power
                                      82,000
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      89,000
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      1.3%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      IN
--------------------------------------------------------------------------------------------------------------------


                               Page 4 of 19 Pages




CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Catherine Urstadt Biddle Irrevocable Trust,
                  by Charles J. Urstadt as Sole Trustee
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      0
                       9        Sole Dispositive Power
                                      0
                       10       Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      0
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      0%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      OO
--------------------------------------------------------------------------------------------------------------------


                               Page 5 of 19 Pages




CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Charles D. Urstadt Irrevocable Trust,
                  by Charles J. Urstadt as Sole Trustee
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      0
                       9        Sole Dispositive Power
                                      0
                       10       Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      0
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      0%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      OO
--------------------------------------------------------------------------------------------------------------------



                               Page 6 of 19 Pages




CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Conservation Foundation
                  by Charles J. Urstadt and Elinor F. Urstadt as Sole Trustees
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      82,000
                       9        Sole Dispositive Power
                                      0
                       10       Shared Dispositive Power
                                      82,000
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      82,000
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      1.2%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      OO
--------------------------------------------------------------------------------------------------------------------



                               Page 7 of 19 Pages


CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Urstadt Realty Associates Co LP
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  N/A
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       0
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      1,753,950
                       9        Sole Dispositive Power
                                      0
                       10       Shared Dispositive Power
                                      1,753,950
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      1,753,950
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      26.0%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      PN
--------------------------------------------------------------------------------------------------------------------



                               Page 8 of 19 Pages


CUSIP NO. 917286106
--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons.  I.R.S. Identification No. of Above Persons (Entities Only)

                  Willing L. Biddle
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
                  OO
--------------------------------------------------------------------------------------------------------------------
5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------------------------------------------
                       7        Sole Voting Power
      Number of                       903,050
        Shares
Beneficially Owned by
         Each
      Reporting
     Person With
                       8        Shared Voting Power
                                      6,808
                       9        Sole Dispositive Power
                                      903,050
                       10       Shared Dispositive Power
                                      6,808
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      909,928
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

                                      13.5%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person  (See Instructions)

                                      IN
--------------------------------------------------------------------------------------------------------------------



                               Page 9 of 19 Pages

         This Statement on Schedule 13D constitutes Amendment No. 9 to the
Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 8 (the "Schedule 13D"), and is being filed on behalf of: (i) Charles J. Urstadt,
(ii) Urstadt Property Company, Inc., a Delaware corporation ("UPCO"), (iii) Elinor F. Urstadt, (iv) the Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust"), by Charles J. Urstadt as Sole Trustee, (v) the Charles D. Urstadt Irrevocable Trust (the "CDU Trust"), by Charles J. Urstadt as Sole Trustee, (vi) the Urstadt Conservation Foundation (the "UCF"), by Charles J. Urstadt and Elinor F. Urstadt, as Sole Trustees, (vii) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner ("URACO"), and
(viii) Willing L. Biddle. The reporting persons set forth in (i) - (viii) of the preceding sentence are sometimes hereinafter collectively referred to as the "Reporting Persons". Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

ITEM 1.  SECURITY AND ISSUER

         Item 1 of the Schedule 13D is hereby supplemented as follows:

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Urstadt Biddle Properties Inc. (the "Issuer"). The Issuer's principal executive offices are located at 321 Railroad Avenue, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby supplemented as follows:

         UPCO is a Delaware corporation and is a real property holding company. Mr. Urstadt and Mrs. Urstadt are the controlling stockholders of UPCO.

         The CUB Trust is an irrevocable trust created by Mr. Urstadt's daughter, Catherine Urstadt Biddle, who is the beneficiary. Mr. Urstadt is the sole trustee of the CUB Trust (the "CUB Trustee").

         The CDU Trust is an irrevocable trust created by Mr. Urstadt's son, Charles D. Urstadt, who is the beneficiary. Mr. Urstadt is the sole trustee of the CDU Trust (the "CDU Trustee").

         URACO is a Delaware limited partnership formed for estate planning purposes and for the purpose of consolidating, holding and voting a number of the shares of Common Stock and Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of the Issuer held by UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust and the CDU Trust. UPCO is the sole general partner of URACO.

         The UCF is a New York charitable organization. Mr. and Mrs. Urstadt are the sole trustees of the UCF.

         The principal business address and the principal office address of each of UPCO, URACO, the CUB Trust, the CDU Trust and the UCF is 2 Park Place, Bronxville, New York 10708.

         Mr. Urstadt's business address is 2 Park Place, Bronxville, New York 10708. Mr. Urstadt is a citizen of the United States and his present principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer, 321 Railroad Avenue, Greenwich, Connecticut 06830.

         Mrs. Urstadt's business address is 2 Park Place, Bronxville, New York 10708. Mrs. Urstadt is a citizen of the United States and her present principal occupation is trustee of the UCF at the address listed above.

         Mr. Biddle's business address is 321 Railroad Avenue, Greenwich, Connecticut 06830. Mr. Biddle is a citizen of the United States and his present principal occupation is President and Chief Operating Officer of the Issuer at the address listed above.

         The respective names, business addresses, present principal occupations and citizenships of each director and executive officer of UPCO are set forth on the amended and restated Schedule I hereto.



                              Page 10 of 19 Pages

         During the past five years, none of the Reporting Persons or the persons set forth on Schedule I hereto (i) has been convicted in any criminal proceedings, or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby supplemented as follows:

         See Items 4 and 5, below.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented as follows:

         On June 25, 2003, UPCO, as general partner, and Mr. Urstadt, Mrs. Urstadt, the CUB Trust and the CDU Trust, as limited partners, formed URACO for estate planning purposes and for the purpose of consolidating, holding and voting a number of the shares of Common Stock and Class A Common Stock of the Issuer held by each of them. Pursuant to a Limited Partnership Agreement (the "Limited Partnership Agreement") dated June 25, 2003, between the general partner and the limited partners (i) UPCO contributed 10,000 shares of Common Stock and $14,580 cash to URACO as a capital contribution in exchange for its general partner interest; (ii) Mr. Urstadt contributed 50,000 shares of Common Stock and 4,750 shares of Class A Common Stock to URACO as a capital contribution in exchange for his limited partner interest; (iii) Mrs. Urstadt contributed 50,000 shares of Common Stock and 4,750 shares of Class A Common Stock to URACO as a capital contribution in exchange for her limited partner interest; (iv) the CUB Trust contributed 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock to URACO as a capital contribution in exchange for its limited partner interest; and (v) the CDU Trust contributed 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock to URACO as a capital contribution in exchange for its limited partner interest.

         Mr. Urstadt, in his individual capacity and as a controlling stockholder in UPCO, the CUB Trustee and the CDU Trustee, and Mrs. Urstadt, in her individual capacity and as a controlling stockholder in UPCO, consummated the transaction described above for estate planning purposes and to consolidate their voting power in the Issuer. Mr. and Mrs. Urstadt may determine to increase further their percentage voting power in the Issuer by acquiring additional shares of Common Stock in one or more transactions. Such transactions could include, without limitation, (i) an exchange of shares of Class A Common Stock for shares of Common Stock, (ii) a sale of the shares of Class A Common Stock together with a purchase of shares of Common Stock, in each case in open-market or privately negotiated transactions, or (iii) purchases of shares of Common Stock in open-market or privately negotiated transactions or through the Issuer's Dividend Reinvestment Plan. Any such exchanges, purchases and sales would be dependent upon market conditions, availability of the shares, market prices and other factors.

         As a result of the transaction described above, Mr. Urstadt continues to beneficially own a number of shares of Common Stock and Class A Common Stock which represent a sufficient percentage of the voting power of the Issuer such that: (i) a merger and certain other extraordinary corporate transactions involving the Issuer, (ii) the amendment of certain provisions of the Issuer's Articles of Incorporation, and (iii) the removal of the Issuer's directors, each of which must be approved by a vote of the holders of two-thirds of the outstanding voting power of the Issuer, would require the affirmative vote of the shares of Common Stock and Class A Common Stock beneficially owned by Mr. Urstadt.

         Mr. Biddle may also determine to increase further his percentage voting power in the Issuer by acquiring additional shares of Common Stock in one or more transactions. Such transactions could include, without limitation, (i) an exchange of shares of Class A Common Stock for shares of Common Stock, (ii) a sale of the shares of Class A Common Stock together with a purchase of shares of Common Stock, in each case in open-market or privately negotiated transactions, or (iii) purchases of shares of


                              Page 11 of 19 Pages

Common Stock in open-market or privately negotiated transactions or through the Issuer's Dividend Reinvestment Plan. Any such exchanges, purchases and sales would be dependent upon market conditions, availability of the shares, market prices and other factors.

         The Reporting Persons may be deemed to be a group for purposes of this Statement. However, Mr. Urstadt disclaims beneficial ownership of any shares owned by Mrs. Urstadt, the UCF and Mr. Biddle and Mr. Biddle disclaims beneficial ownership of any shares owned by any other Reporting Person.

         Except as specifically set forth in this Item 4, none of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust, UCF, URACO or Mr. Biddle, or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of
Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) Mr. Urstadt is the direct beneficial owner of 200,800 shares of Common Stock individually, which, when added to the 352,500 shares of Common Stock held by UPCO, the 7,000 shares of Common Stock held by Mrs. Urstadt, the 82,000 shares of Common Stock held by UCF, the 6,675 shares of Common Stock held by the Trust Established Under the Issuer's Excess Benefits and Deferred Compensation Plan (the "Compensation Plan Trust") for the benefit of Mr. Urstadt and the 1,753,950 shares of Common Stock held by URACO, results in Mr. Urstadt beneficially owning 2,402,925 shares of Common Stock, or 35.6% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003. Mr. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

         UPCO is the direct beneficial owner of 352,500 shares of Common Stock, which, when added to the 1,753,950 shares of Common Stock held by URACO, results in UPCO beneficially owning 2,106,450 shares of Common Stock, or 31.2% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003.

         Mrs. Urstadt is the direct beneficial owner of 7,000 shares of Common Stock individually, which, when added to the 82,000 shares of Common Stock held by UCF, results in Mrs. Urstadt beneficially owning 89,000 shares of Common Stock, or 1.3% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003. Mrs. Urstadt, however, disclaims beneficial ownership of any shares owned by UCF.

         As of June 25, 2003, the CUB Trust is no longer the beneficial owner of any shares of Common Stock.

         As of June 25, 2003, the CDU Trust is no longer the beneficial owner of any shares of Common Stock.

         UCF is the beneficial owner of 82,000 shares of Common Stock, constituting 1.2% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

         URACO is the beneficial owner of 1,753,950 shares of Common Stock, constituting 26.0% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003.

         Mr. Biddle is the direct beneficial owner of 903,050 shares of Common Stock individually, which, when added to the 4,475 shares of Common Stock held by his wife, Catherine Urstadt Biddle, and the 2,403 shares of Common Stock held by the Compensation Plan Trust for the


                              Page 12 of 19 Pages
         benefit of Mr. Biddle, results in Mr. Biddle owning 909,928 shares of Common Stock, or 13.5% of the 6,758,866 shares of Common Stock outstanding as of June 11, 2003.

(b) Mr. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 200,800 shares of Common Stock.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 352,500 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 7,000 shares of Common Stock.

         UCF, Mr. Urstadt and Mrs. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 82,000 shares of Common Stock owned by UCF in view of the fact that Mr. Urstadt and Mrs. Urstadt are the sole trustees of UCF. Mr. Urstadt and Mrs. Urstadt disclaim beneficial ownership of any shares owned by UCF.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,753,950 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 903,050 shares of Common Stock.

(c) On June 25, 2003, pursuant to the Limited Partnership Agreement (i) UPCO contributed 10,000 shares of Common Stock and $14,580 cash to URACO as a capital contribution in exchange for its general partner interest in URACO; (ii) Mr. Urstadt contributed 50,000 shares of Common Stock and 4,750 shares of Class A Common Stock to URACO as a capital contribution in exchange for his limited partner interest in URACO;
         (iii) Mrs. Urstadt contributed 50,000 shares of Common Stock and 4,750 shares of Class A Common Stock to URACO as a capital contribution in exchange for her limited partner interest in URACO; (iv) the CUB Trust contributed 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock to URACO as a capital contribution in exchange for its limited partner interest in URACO; and (v) the CDU Trust contributed 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock to URACO as a capital contribution in exchange for its limited partner interest in URACO.

         On January 2, 2003, Mr. Biddle entered into an agreement with the Issuer pursuant to which Mr. Biddle was granted a restricted stock award of 93,750 shares of Common Stock pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan.

         On July 2, 2002, Mr. Biddle exercised options to purchase 193,000 shares of Common Stock at a strike price of $6.8125. The source of the funds was one promissory note in the amount of $1,314,812.50 from Mr. Biddle to the Issuer. The promissory note is payable in 10 years and bears interest at the rate of 6.78% per annum. Payment of the promissory note is secured by a pledge of the 193,000 shares purchased by Mr. Biddle. Mr. Biddle has since repaid a portion of the principal amount of the note with personal funds so that the current outstanding principal amount is $1,300,000.00.



                              Page 13 of 19 Pages

         On January 2, 2002, Mr. Biddle entered into an agreement with the Issuer pursuant to which Mr. Biddle was granted a restricted stock award of 55,000 shares of Common Stock pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan.

         On January 5, 2001, Mr. Biddle exercised options to purchase 419,000 shares of Common Stock and 19,000 shares of Class A Common Stock at various strike prices. The source of the funds was one promissory note in the amount of $3,002,093.75 from Mr. Biddle to the Issuer. The promissory note was payable in 10 years and bore interest at the rate of 6.92% per annum. Payment of the promissory note was secured by a pledge of the 419,000 shares of Common Stock and 19,000 shares of Class A Common Stock purchased by Mr. Biddle. As of October 30, 2002, Mr. Biddle had repaid the full principal amount of the note and the accrued interest thereon with personal funds. The following table sets forth the amounts of shares of Common Stock and the various strike prices at which the options were exercised:

                  AMOUNT OF COMMON STOCK            STRIKE PRICE
                  ----------------------            ------------
                           1,250                       $7.0380
                           1,250                       $7.5990
                           2,000                       $7.4120
                           2,000                       $7.0380
                           3,000                       $6.9760
                           3,500                       $6.8520
                           6,000                       $7.6610
                         400,000                       $6.8125


         From time to time, Messrs. Urstadt and Biddle receive dividends on shares of Common Stock which are indirectly owned by Messrs. Urstadt and Biddle and directly owned by the Compensation Trust Plan, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. The number of shares of Common Stock which Messers. Urstadt and Biddle each receive under the Issuer's Dividend Reinvestment Plan are de minimus, but are nonetheless included in the beneficial ownership amounts described above.

         Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, the CUB Trust, the CDU Trust, UCF, URACO or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on
         Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

(e)      See Item 5(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby supplemented as follows:

         Under the Limited Partnership Agreement, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock and Class A Common Stock held by URACO, including as to when and how such shares are to be voted or sold.

         In connection with the partner contributions of shares of Common Stock and Class A Common Stock to URACO, Mr. Urstadt, solely in his capacity as the CUB Trustee, entered into, for and on behalf of the CUB Trust, an agreement dated June 25, 2003, with URACO and UPCO, pursuant to which the CUB Trustee transferred 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock held by the CUB Trust to URACO, URACO was assigned all of the CUB Trust's rights and assumed all of its obligations under a Stock Pledge Agreement, dated April 26, 1994, between the CUB Trust and


                              Page 14 of 19 Pages

UPCO and a Secured Promissory Note, dated April 26, 1994, executed by the CUB Trust in favor of UPCO which had both been entered into in connection with the initial purchase of such shares by the CUB Trustee on behalf of the CUB Trust (although the CUB Trust continues to remain primarily liable to UPCO for its obligations under such Secured Promissory Note), and UPCO consented to such transfer, assignment and assumption. Similarly, Mr. Urstadt, solely in his capacity as the CDU Trustee, entered into, for and on behalf of the CDU Trust, an agreement dated June 25, 2003 with URACO and UPCO, pursuant to which the CDU Trustee transferred 821,975 shares of Common Stock and 78,025 shares of Class A Common Stock held by the CDU Trust to URACO, URACO was assigned all of the CDU Trust's rights and assumed all of its obligations under a Stock Pledge Agreement, dated April 26, 1994, between the CDU Trust and UPCO and a Secured Promissory Note, dated April 26, 1994, executed by the CDU Trust in favor of UPCO which had both been entered into in connection with the initial purchase of such shares by the CDU Trustee on behalf of the CDU Trust (although the CDU Trust continues to remain primarily liable to UPCO for its obligations under such Secured Promissory Note), and UPCO consented to such transfer, assignment and assumption.

         Messrs. Urstadt and Biddle are participants in three plans of the Issuer which are related to the Common Stock: the Issuer's (i) Excess Benefits and Deferred Compensation Plan, (ii) Stock Option Plan, and (iii) Restricted Stock Award Plan.

Excess Benefits and Deferred Compensation Plan

         Effective November 1, 1996, the Directors of the Issuer adopted the Urstadt Biddle Properties Inc. Excess Benefits and Deferred Compensation Plan (the "Plan"), a non-qualified deferred compensation plan. The Plan is intended to provide eligible employees with benefits in excess of the amounts which may be provided under the Issuer's tax-qualified Profit Sharing and Savings Plan (a 401(K) plan), and to provide such employees with the opportunity to defer receipt of a portion of their compensation. Participation is limited to those employees who earn above the limit on compensation under the Issuer's Profit Sharing and Savings Plan, currently $200,000. Under the Plan, a participant is credited with an amount equal to the contributions which would have been credited to the participant if the $200,000 compensation limitation under the Profit Sharing and Savings Plan did not apply. Amounts credited under the Plan vest under the same rules as under the Profit Sharing and Savings Plan. In addition, each Participant may elect to defer the receipt of a portion of his or her compensation until a later date. Amounts credited under the Plan are increased with interest at a rate set from time to time by the Compensation Committee. The Compensation Committee sets annually the interest rate to be paid by the Issuer on deferred compensation accounts. In the event of a change of control (as defined in the Plan), the Compensation Committee may in its discretion accelerate the vesting of benefits under the Plan. Effective as of January 1, 2000, the Excess Benefits and Deferred Compensation Plan was amended by creating the Compensation Plan Trust to hold funds allocated under the Plan. Members of the Issuer's Compensation Committee act as trustees of the trust and have the power to direct the vote of all shares held in the Compensation Plan Trust. Eligible participants in the Plan may elect to have all or a portion of their deferred compensation accounts in the Plan invested in the Issuer's Common Stock, Class A Common Stock or such other securities as may be purchased by the trustees in their discretion. Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Plan.

Stock Option Plan

         The Issuer maintains a Stock Option Plan (the "Stock Option Plan") pursuant to which shares of the Issuer's authorized but unissued Common Stock and the Issuer's Class A Common Shares have been reserved for issuance upon the exercise of options which have been or may be granted under the Stock Option Plan. The persons eligible to participate in the Stock Option Plan are such key employees of the Issuer as may be selected from time to time by the Issuer's Compensation Committee in its discretion, as well as non-employee Directors of the Issuer. The Stock Option Plan is administered by the Issuer's Compensation Committee.



                              Page 15 of 19 Pages

         Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Stock Option Plan and neither of Messrs. Urstadt and Biddle currently hold any options.

         The Compensation Committee has authorized loans to finance the exercise of stock options granted to executive officers. In this regard, the 193,000 shares of Common Stock purchased by Mr. Biddle in connection with his July 2, 2002 exercise of options granted under the Stock Option Plan are pledged by Mr. Biddle to the Issuer pursuant to a Stock Pledge Agreement, dated July 2, 2002, between Mr. Biddle and the Issuer, as security for the promissory note from Mr. Biddle to the Issuer. Similarly, 419,000 shares of Common Stock and 19,000 shares of Class A Common Stock purchased by Mr. Biddle in connection with his January 5, 2001 exercise of options granted under the Stock Option Plan were pledged by Mr. Biddle to the Issuer pursuant to a Stock Pledge Agreement, dated January 5, 2001, between Mr. Biddle and the Issuer, as security for the promissory note from Mr. Biddle to the Issuer; however, Mr. Biddle had since repaid the full principal amount of such note and the accrued interest thereon.

Restricted Stock Award Plan

         Under the Issuer's Restricted Stock Award Plan (the "Restricted Stock Award Plan"), 350,000 shares each of the Issuer's authorized but unissued Common Stock and Class A Common Stock and 350,000 shares, which at the discretion of the Compensation Committee may be awarded in any combination of Common Stock and Class A Common Stock, have been reserved for issuance in connection with restricted stock awards that have been or may be granted under the Restricted Stock Award Plan. The persons eligible to receive restricted stock awards are selected by the Compensation Committee, in its discretion, from among management personnel who are considered to have significant responsibility for the growth and profitability of the Issuer and non-employee Directors. The Restricted Stock Award Plan is administered by the Compensation Committee.

         Each restricted stock award is evidenced by a written agreement, executed by both the relevant participant and the Issuer, setting forth all the terms and conditions applicable to such award as determined by the Compensation Committee. Such terms and conditions shall include (i) the length of the restricted period of the award, (ii) the restrictions applicable to the award, including (without limitation) the employment or directorship status rules governing forfeiture and restrictions on the sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period, and
(iii) the eligibility to share in dividends and other distributions paid to the Issuer's stockholders during the restricted period.

         If a participant ceases to be employed or ceases to be a director prior to the lapse of the restricted period by reason of death or disability, the restrictions shall lapse on such date. If a participant ceases to be employed or ceases to be a director by reason of Retirement (as defined in the Restricted Stock Award Plan), all awards of Restricted Stock continue to vest as if Retirement had not occurred until such time as the restrictions lapse.

         The Compensation Committee has the authority to accelerate the time at which the restrictions may lapse whenever it considers that such action is in the best interests of the Issuer and of its stockholders, whether by reason of changes in tax laws, a "change in control" (as defined in the Restricted Stock Award Plan), or otherwise.

         Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Restricted Stock Plan. Mr. Urstadt is the direct beneficial owner of 200,000 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan and Mr. Biddle is the direct beneficial owner of 243,750 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

                              Page 16 of 19 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

1.       Joint Filing Agreement, dated June 27, 2003.

2. Limited Partnership Agreement, dated June 25, 2003, by and among Urstadt Property Company, Inc., as the sole general partner, and the Charles D. Urstadt Irrevocable Trust, the Catherine U. Biddle Irrevocable Trust, Charles J. Urstadt and Elinor F. Urstadt, as limited partners.

3. Agreement, dated June 25, 2003, among the Charles D. Urstadt Irrevocable Trust, Urstadt Realty Associates Co LP and Urstadt Property Company, Inc.

4. Agreement, dated June 25, 2003, among the Catherine U. Biddle Irrevocable Trust, Urstadt Realty Associates Co LP and Urstadt Property Company, Inc.

5. Form of Supplemental Agreement with Stock Option Plan Participants (non-statutory options) (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31,
         1998).

6. Form of Supplemental Agreement with Stock Option Plan Participants (statutory options) (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31,
         1998).

7. Restricted Stock Plan (incorporated by reference to Exhibit B of Amendment No. 1 to Issuer's Registration Statement on Form S-4 (No. 333-19113)).

8. Form of Supplemental Agreement with Restricted Stockholders (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 1998).

9. Excess Benefit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 1998).

10. Amended and Restated Restricted Stock Award Plan effective December 9, 1999 (incorporated by reference to Exhibit 10.18 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

11. Amended and Restated Stock Option Plan adopted June 28, 2000 (incorporated by reference to Exhibit 10.19 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000) (incorporated by reference to Exhibit 10.19 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

12. Promissory Note and Stock Pledge Agreement dated January 5, 2001 by Willing L. Biddle in favor of the Issuer (incorporated by reference to Exhibit 10.20 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

13. Promissory Note and Stock Pledge Agreement dated July 2, 2002 by Willing L. Biddle in favor of the Issuer (incorporated by reference to Exhibit 10.20 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2002).



                              Page 17 of 19 Pages

14. Amended and Restated Restricted Stock Award Plan effective December 12, 2001 as approved by the Issuer's stockholders on March 13, 2002 (incorporated by reference to Exhibit 10.21 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2002).




                              Page 18 of 19 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2003


                                      /s/ Charles J. Urstadt
                                      -----------------------------------
                                      Charles J. Urstadt

                                      URSTADT PROPERTY COMPANY, INC.

                                      By: /s/ Charles J. Urstadt
                                         -----------------------------------
                                          Name:  Charles J. Urstadt
                                          Title: Chairman of the Board

                                      /s/ Elinor F. Urstadt
                                      -----------------------------------
                                      Elinor F. Urstadt

                                      CATHERINE URSTADT BIDDLE IRREVOCABLE
                                      TRUST

                                      By: /s/ Charles J. Urstadt
                                         -----------------------------------
                                          Name:  Charles J. Urstadt
                                          Title: Trustee

                                      CHARLES D. URSTADT IRREVOCABLE TRUST

                                      By: /s/ Charles J. Urstadt
                                         -----------------------------------
                                          Name:  Charles J. Urstadt
                                          Title: Trustee

                                      URSTADT CONSERVATION FOUNDATION

                                      By: /s/ Charles J. Urstadt
                                         -----------------------------------
                                          Name:  Charles J. Urstadt
                                          Title: Trustee

                                      By: /s/ Elinor F. Urstadt
                                         -----------------------------------
                                          Name:  Elinor F. Urstadt
                                          Title: Trustee

                                      URSTADT REALTY ASSOCIATES CO LP

                                      By: URSTADT PROPERTY COMPANY, INC.
                                         -----------------------------------
                                          Its sole general partner

                                      By: /s/ Charles J. Urstadt
                                         -----------------------------------
                                          Name:  Charles J. Urstadt
                                          Title: Chairman of the Board


                                      /s/ Willing L Biddle
                                      --------------------------------------
                                      Willing L. Biddle



                              Page 19 of 19 Pages

                                   Schedule I

Schedule I is hereby amended and restated in its entirety:

Reporting Person:

Urstadt Property Company, Inc. ("UPCO")
2 Park Place, Suite 3
Bronxville, New York 10708

Executive Officers and Directors:

Name:...........................    Charles J. Urstadt
Position:.......................    Director and Chairman
Principal Occupation
and Employment;
Business Address:...............    Director and Chairman of UPCO;  Chairman and Chief
                                    Executive  Officer of the Issuer;  the business
                                    address is 321 Railroad Avenue, Greenwich, Connecticut 06830.
Citizenship:....................    United States of America

Name:...........................    Charles D. Urstadt
Position:.......................    Director and President
Principal Occupation
and Employment;
Business Address:...............    President of UPCO; the business address is 2 Park
                                    Place, Suite 3, Bronxville, New York 10708.
Citizenship:....................    United States of America

Name:...........................    Daniel T. Keon
Position:.......................    Senior Vice President and Treasurer
Principal Occupation
and Employment;
Business Address:...............    Senior Vice  President and  Treasurer of UPCO;  the business address is 2 Park Place,  Bronxville, New York 10708.
Citizenship:....................    United States of America

Name:...........................    Catherine Urstadt Biddle
Position:.......................    Vice President and Secretary
Principal Occupation
and Employment;
Business Address:...............    Vice President and Secretary of UPCO; the business  address is
                                    2 Park Place,  Bronxville,  New York 10708.
Citizenship:....................    United States of America

                                  EXHIBIT INDEX


         Exhibit
         -------

1.       Joint Filing Agreement, dated June 27, 2003.

2. Limited Partnership Agreement, dated June 25, 2003, by and among Urstadt Property Company, Inc., as the sole general partner, and the Charles D. Urstadt Irrevocable Trust, the Catherine U. Biddle Irrevocable Trust, Charles J. Urstadt and Elinor F. Urstadt, as limited partners.

3. Agreement, dated June 25, 2003, among the Charles D. Urstadt Irrevocable Trust, Urstadt Realty Associates Co LP and Urstadt Property Company, Inc.

4. Agreement, dated June 25, 2003, among the Catherine U. Biddle Irrevocable Trust, Urstadt Realty Associates Co LP and Urstadt Property Company, Inc.

5. Form of Supplemental Agreement with Stock Option Plan Participants (non-statutory options) (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31,
         1998).

6. Form of Supplemental Agreement with Stock Option Plan Participants (statutory options) (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31,
         1998).

7. Restricted Stock Plan (incorporated by reference to Exhibit B of Amendment No. 1 to Issuer's Registration Statement on Form S-4 (No. 333-19113)).

8. Form of Supplemental Agreement with Restricted Stockholders (incorporated by reference to Exhibit 10.6.2 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 1998).

9. Excess Benefit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 1998).

10. Amended and Restated Restricted Stock Award Plan effective December 9, 1999 (incorporated by reference to Exhibit 10.18 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

11. Amended and Restated Stock Option Plan adopted June 28, 2000 (incorporated by reference to Exhibit 10.19 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000) (incorporated by reference to Exhibit 10.19 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

12. Promissory Note and Stock Pledge Agreement dated January 5, 2001 by Willing L. Biddle in favor of the Issuer (incorporated by reference to Exhibit 10.20 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2000).

13. Promissory Note and Stock Pledge Agreement dated July 2, 2002 by Willing L. Biddle in favor of the Issuer (incorporated by reference to Exhibit 10.20 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2002).

14. Amended and Restated Restricted Stock Award Plan effective December 12, 2001 as approved by the Issuer's stockholders on March 13, 2002 (incorporated by reference to Exhibit 10.21 of the Issuer's Annual Report on Form 10-K for the year ended October 31, 2002).

                                                                       Exhibit 1


                                    AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:   June 27, 2003

                                        /s/ Charles J. Urstadt
                                        -----------------------------------
                                        Charles J. Urstadt

                                        URSTADT PROPERTY COMPANY, INC.

                                        By: /s/ Charles J. Urstadt
                                           --------------------------------
                                            Name:  Charles J. Urstadt
                                            Title: Chairman of the Board

                                        /s/ Elinor F. Urstadt
                                        -----------------------------------
                                        Elinor F. Urstadt

                                        CATHERINE URSTADT BIDDLE IRREVOCABLE
                                        TRUST

                                        By: /s/ Charles J. Urstadt
                                           --------------------------------
                                            Name:  Charles J. Urstadt
                                            Title: Trustee

                                        CHARLES D. URSTADT IRREVOCABLE TRUST

                                        By: /s/ Charles J. Urstadt
                                           --------------------------------
                                            Name:  Charles J. Urstadt
                                            Title: Trustee

                                        URSTADT CONSERVATION FOUNDATION

                                        By: /s/ Charles J. Urstadt
                                           --------------------------------
                                            Name:  Charles J. Urstadt
                                            Title: Trustee

                                        By: /s/ Elinor F. Urstadt
                                           --------------------------------
                                            Name:  Elinor F. Urstadt
                                            Title: Trustee

                                        URSTADT REALTY ASSOCIATES CO LP

                                        By: URSTADT PROPERTY COMPANY, INC.
                                           --------------------------------
                                            Its sole general partner

                                        By: /s/ Charles J. Urstadt
                                           --------------------------------
                                            Name:  Charles J. Urstadt
                                            Title: Chairman of the Board


                                        /s/ Willing L Biddle
                                        -----------------------------------
                                        Willing L. Biddle